Companies House
— for the record —

05010700

88(2)

Return of Allotment of Shares

RECEIVED
2005 AUG 24 P 8:3?

82-4974

SUPPL

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3591559

Company name in full OLD MUTUAL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	08	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	71305	57900	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share *(including any share premium)*	£0.8625	£0.9525	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name JONATHAN BIRKE	Class of shares allotted	Number allotted
Address 12 OAKHILL ROAD, ORPINGTON, KENT	ORDINARY 10P	71305
	ORDINARY 10P	57900
UK Postcode BR6 0AE		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15 August 2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Computershare Investor Services PLC
PO Box 39 Bridgwater Rd Bristol
BS99 7SF Tel 0870 702 0003 x1923
DX number 78139 DX exchange BRISTOL